CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
      For Use By Domestic Profit and Nonprofit Corporations


  Pursuant to the provisions of Act 284, Public Acts of 1972 (profit corporations), the undersigned corporation executes the following Certificate:


  1.   The present name of the corporation is:  Simpson Industries, Inc.

  2.   The identification number assigned by the Bureau is:  034-302

  3.   The location of the registered office is:

       30600 Telegraph Road, Bingham Farms, Michigan  48025

  4. Article III of the Articles of Incorporation is hereby amended to read as follows:

            The total authorized capital stock is 55,000,000 shares of common stock, par value $1.00 per share. Holders of common stock shall have equal voting rights and other rights and shall be entitled to one vote per share. No holder of capital stock of the corporation shall be entitled as such as a matter of right to subscribe for, or to purchase, any part of a new or additional issue of stock or any other reacquired shares of stock of any class whatsoever or of any securities convertible into stock of any class whatsoever, whether now or hereafter authorized and whether issued for cash or other consideration.

  5.   Not applicable.

6. (For profit corporations, and for nonprofit corporations whose articles state the corporation is organized on stock or on a membership basis.)

       The foregoing amendment to the Articles of Incorporation was duly adopted on the 22nd day of April, 1997, by the shareholders if a profit corporation, or by the shareholders or members if a nonprofit corporation (check one of the following)

         X at a meeting. The necessary votes were cast in favor of the amendment.

  Signed this 5th day of May, 1997


                           /S/  ROY E. PARROTT

                           Roy E. Parrott
                           President and Chief Executive Officer


  7.   Not applicable.